UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Amendment No. 1)*

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Energy XXI (Bermuda) Limited
(Name of the Issuer)

Common Stock
(Title of Class of Securities)

G10082108
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ]           Rule 13d-1(b)
[   ]           Rule 13d-1(c)
[X]           Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.  G10082108

1.           NAMES OF REPORTING PERSON
John D. Schiller, Jr.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐     (b)☐

3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER                                5.           SOLE VOTING POWER
OF                                                   9,454,201 (1)(2)(3)
SHARES
BENEFICIALLY                     6.           SHARED VOTING POWER
OWNED                                 0
BY
EACH                                       7.          SOLE DISPOSITIVE POWER
REPORTING                                          9,454,201
PERSON
WITH:                                      8.          SHARED DISPOSITIVE POWER
                                                                0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,454,201

10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES                                                                                     ☐

11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.84% (4)

12.           TYPE OF REPORTING PERSON
IN

(1) Includes common stock underlying warrants of 2,725,001.

(2) Includes 150,000 shares Mr. Schiller has transferred to individual family members and 500,000 shares held in trust for the benefit of his family.   Mr. Schiller maintains voting control of the shares so transferred but otherwise disclaims beneficial ownership.  The shares are subject to a lock expiring on October 20, 2008.

(3) Includes 5,891,700 shares subject to a lock expiring on October 20, 2008.

(4) Based on 84,511,906 shares of common stock outstanding as of January 31, 2008 plus Mr. Schiller’s common stock underlying warrants of 2,725,001.

 Item 1.

(a)           Name of Issuer:

Energy XXI (Bermuda) Limited

(b)           Address of Issuer’s Principal Executive Offices:

Cannon’s Court 22 Victoria Street, PO Box HM

1179, Hamilton HM EX, Bermuda

Item 2.

(a)           Name of Person Filing

John D. Schiller, Jr.

(b)           The address of the principal business office of the parties referred to in paragraph (a) of this Item 2 is

1021 Main (One City Centre)

Suite 2626

Houston, TX  77002

(c)           Citizenship

USA

(d)           Title of Class of Securities:

Common Stock

(e)           CUSIP Number:

G10082108

Item 3.                      If this statement is filed pursuant to §240.13d-1(b) or §240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Act.
(b)	[ ] Bank as defined in section 3(a)(6) of the Act.
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act.
(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G).
(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.                      Ownership

(a)           Amount beneficially owned:

9,454,201

(b)           Percent of class:

10.84%

(c)           Number of shares as to which the person has:

(i)           sole power to vote or to direct the vote

9,454,201

(ii)          shared power to vote or to direct the vote:

0

(iii)         sole power to dispose or to direct the disposition of:

 9,454,201

(iv)         shared power to dispose or to direct the disposition of:

 0

Item 5.                      Ownership of Five Percent or Less of a Class

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction:  Dissolution of a group requires a response to this item.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person

       N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.                      Identification and Classification of Members of the Group

       N/A

Item 9.                      Notice of Dissolution of Group

Item 10.                      Certifications

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 19, 2008

By:  /s/ John D. Schiller, Jr.

       John D. Schiller, Jr.

       Title:  Chairman and CEO